UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               Saba Software, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    784932600
                                 (CUSIP Number)


                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 10, 2004
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784932600

     1       NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
             PERSON

             Pequot Capital Management, Inc.
             06-1524885
------------ -----------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF
             A MEMBER OF A GROUP

                    (a) n/a
                    (b) n/a
------------ -----------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------

     4       SOURCE OF FUNDS  OO
------------ -----------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

             n/a
------------ -----------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut
------------ ----------------------------------------------------

 NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH

    7     SOLE VOTING POWER                              2,674,500

------------------------------------------------ ---------------------

    8     SHARED VOTING POWER                            0
------------------------------------------------ ---------------------

    9     SOLE DISPOSITIVE POWER                         2,674,500

------------------------------------------------ ---------------------

    10    SHARED DISPOSITIVE POWER                       0
------------------------------------------------ ---------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY THE REPORTING PERSON                        2,674,500
------------ ---------------------------------------------------------

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                         n/a
------------ ---------------------------------------------------------

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                     16.6%
------------ ---------------------------------------------------------

    14   TYPE OF REPORTING PERSON                        IA
------------ ---------------------------------------------------------

Item 1.       Security and Issuer

         This Statement on Schedule 13-D (this "Statement") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2400 Bridge Parkway, Redwood Shores, California 94065.

Item 2.       Identity and Background

         This Statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut Corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officers, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

         The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3") and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O", and together with PPE3, the "Funds"), each of which are Accounts.

         The executive officers of the Reporting Person are Mr. Arthur J. Samberg and Mr. Harold Kahn, the director of the Reporting Person is Mr. Arthur
J. Samberg, and the controlling shareholder is Mr. Arthur J. Samberg (collectively, the "Executive Officers, Director and Controlling Person"). Each of the Executive Officers, Director and the Controlling Person is a citizen of the United States. Lawrence D. Lenihan, Jr., an employee of the Reporting Person, is a director of the Issuer.

         Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

         On August 10, 2004, pursuant to a Purchase Agreement, dated as of August 9, 2004 (the "Purchase Agreement"), with the Funds, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds' partners/shareholders.

         A copy of the Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference, and the description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement.

Item 4.       Purpose of Transaction

         The Reporting Person acquired the shares of Common Stock pursuant to the terms of the Purchase Agreement. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

Purchase Agreement

                  On August 10, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds' partners/shareholders. Capitalized terms used but not defined in this
Item 4 or elsewhere in this Statement shall have the meanings assigned to such terms in the Purchase Agreement.

         Pursuant to the Purchase Agreement, at the Closing, the Issuer amended its by-laws to increase the size of its board of directors from five to six members and appointed Mr. Lawrence D. Lenihan, Jr. as a Class III member of the Board of Directors. From and after the Closing, for so long as the Reporting Person beneficially holds at least seventy-five percent of the Common Stock purchased by the Funds pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to cause: (i) Mr. Lenihan to remain a Class III director; (ii) Mr. Lenihan to be nominated and elected to the board of directors of the Issuer in any election of directors; and (iii) any vacancy, should Mr. Lenihan cease for any reason to be a member of the board of directors of the Issuer, to be filled by a replacement designated by the Reporting Person and reasonably acceptable to the Issuer.

Registration Rights Agreement

         In connection with the transactions contemplated by the Purchase Agreement, the Issuer and the Funds entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 9, 2004. Pursuant to the Registration Rights Agreement, within 30 days following the Closing Date, the Issuer is required to file a Registration Statement on Form S-3 registering the Common Stock for resale on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The Issuer is required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock without volume restrictions under Rule 144(k) under the Securities Act.

         If the registration statement relating to the Common Stock is not declared effective within 180 days from the Closing Date, the Issuer will issue, at the Reporting Person's option on that date, either (i) a four year warrant (the "Penalty Warrants") equal to 1.5% of the shares issued to the Funds on the Closing Date for each 30-day period thereafter (prorated for partial periods) or
(ii) cash equal to 1.5% (prorated for partial periods) of the aggregate purchase price paid by the Funds for any shares then held by the Funds, in either case until the date which is two years after the Closing Date provided that the Issuer is not in breach of its obligations under the Registration Rights Agreement. The exercise price of any Penalty Warrants will be equal to 120% of the closing price on the day before the Closing Date. No Penalty Warrant may be exercised by the holder thereof if the Issuer is listed on the Nasdaq Stock Market and if, upon exercise, such holder would be deemed to beneficially own, in aggregate, 20% or more of the outstanding shares of Common Stock or securities convertible into shares of Common Stock, unless otherwise approved by the Issuer's stockholders in accordance with the rules of the Nasdaq National Market.

         A copy of the Registration Rights Agreement (which contains the form of Penalty Warrant as an exhibit) is attached hereto as Exhibit 2 and is incorporated herein by reference, and the description herein of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement.

Item 5.       Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns 2,674,500 shares of Common Stock, representing 16.6% of shares of Common Stock outstanding as of July 31, 2004.

         (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 2,674,500 shares of Common Stock.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

         Reference is made to the Purchase Agreement and the Registration Rights Agreement described in Items 3 and 4, which are included as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

         In connection with the transactions contemplated by the Purchase Agreement, at the Closing, the Issuer will issue to the Funds the Common Stock.

Item 7.       Material to be Filed as Exhibits


Exhibit 1 Purchase Agreement, dated August 9, 2004, by and among Saba Software, Inc., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 4.1 of the Issuer's Form 8-K dated
              August 9, 2004 and filed on August 11, 2004).

Exhibit 2 Registration Rights Agreement, dated August 9, 2004, by and among Saba Software, Inc., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 4.2 of the Issuer's Form 8-K dated
              August 9, 2004 and filed on August 11, 2004).

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 11, 2004                          Pequot Capital Management, Inc.



                                               /s/ Aryeh Davis
                                              Aryeh Davis, General Counsel

                                INDEX TO EXHIBITS


Exhibit 1 Purchase Agreement, dated August 9, 2004, by and among Saba Software, Inc., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 4.1 of the Issuer's Form 8-K dated August 9, 2004 and filed on August 11, 2004).

Exhibit 2 Registration Rights Agreement, dated August 9, 2004, by and among Saba Software, Inc., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P.
            (incorporated by reference Exhibit 4.2 of the Issuer's Form
            8-K dated August 9, 2004 and filed on August 11, 2004).